SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 10
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934*

TEMTEX INDUSTRIES, INC.
==================================================================================
(Name of Issuer)

Common Stock, par value $.20 per share
==================================================================================
(Title of Class of Securities)

88 0236203
==================================================================================
(CUSIP Number)

James E. Upfield
5400 LBJ Freeway
Suite 1375
Dallas, Texas 75240
972-726-7175
==================================================================================
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 1999
==================================================================================
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Person S.S. No. of Above Person	James E. Upfield
(2) Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]
(3) SEC Use Only
(4) Source of Funds*	PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
(6) Citizenship of Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person with:
(7) Sole Voting Power	1,112,040
(8) Shared Voting Power	24,750
(9) Sole Dispositive Power	1,112,040
(10) Shared Dispositive Power	24,750
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,136,790

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	[ ]
(13) Percent of Class Represented by Amount in Row (11)	33.0%
(14) Type of Reporting Person*	IN

SEE INSTRUCTIONS


AMENDMENT NO. 10
TO
SCHEDULE 13D

Filed Pursuant to Rule 13d-2

INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, $.20 par value (the "Shares"), of TEMTEX INDUSTRIES, INC., a Delaware Corporation (the "Issuer") filed by James E. Upfield (the "Reporting Person"), as amended prior to the date hereof, is hereby amended and supplemented as follows pursuant to this Amendment No. 10:

1.        Security and Issuer.
          ------------------------

          NOT AMENDED.

2.        Identity and Background.
          ------------------------------

The response to Item 2 is hereby amended and restated, in its entirety, to read as follows:

(a)     This Amendment No. 10 is being filed by James E. Upfield. The information set forth in paragraphs (b) through (f) below is also being furnished with respect to Betty R. Howard who has shared voting and shared investment power over certain of the Shares of which Mr. Upfield has indirect beneficial ownership as indicated in Item 5 below.

(b)     Mr. Upfield's business address is 5400 LBJ Freeway, Suite 1375, Dallas, Texas, 75240-2602; and Mrs. Howard's business address is 1819 W. Olive Avenue, Burbank, California, 91506.

(c)     The Reporting Person is Chairman of the Board of the Issuer, whose address is set forth in Item 1 above.

(d)     Neither the Reporting Person nor Mrs. Howard has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) Neither the Reporting Person nor Mrs. Howard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both the Reporting Person and Mrs. Howard are citizens of the United States of America.
|
3.     Source and Amount of Funds or Other Consideration.
       --------------------------------------------------

The response to Item 3 is hereby supplemented by adding the following additional paragraph:

The aggregate purchase price of the 60,900 Shares identified in Item 5 of this Amendment No. 10 which were purchased since the date of Amendment No. 9 to the Schedule 13D was $111,837.50 The source of funds used to acquire such Shares was Mr. Upfield's personal funds.

3.


4.     Purpose of Transaction.
       -----------------------------

The response to Item 4 is hereby supplemented by adding the following additional paragraph:

The Reporting Person acquired and disposed of the Shares in the transactions described in Item 5 of this Amendment No. 10 in order to (i) increase his personal investment in the Issuer and (ii) make certain gifts. The Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D; however, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of Shares which he beneficially owns through privately negotiated transactions, in the open market, disposition by gift or otherwise.

5.     Interest in Securities of the Issuer.
       -----------------------------------------

As of the date of this Amendment No. 10, the Reporting Person beneficially owned an aggregate of 1,136,790 Shares, representing approximately 33.0% of the 3,444,641 Shares outstanding on November 12, 1999, as reported in the Issuer's Annual Report on Form 10-K for the year ended August 31, 1999. Of such Shares, the Reporting Person had direct beneficial ownership with sole voting and sole investment power of 1,112,040 Shares, and indirect beneficial ownership with shared voting and shared investment power of 24,750 Shares which are owned of record by HUTCO, a partnership comprised of the Reporting Person and Betty R. Howard.

The following schedule sets forth certain information with respect to each transaction in the Shares effected by the Reporting Person not previously reported in the Statement. Mr. Upfield purchased an aggregate of 60,900 Shares and disposed of an aggregate of 10,000 by gift since Amendment No. 9 to this Statement filed November 18, 1997.

Specifically, the Reporting Person effected the following transactions in the Shares on the dates indicated below:
Date	Transaction	Price Per Share	Acquisition	Disposition
12/8/97	Gift	N/A		5,000
12/18/97	Open-Market Purchase	$2.50	2,500
12/23/97	Open-Market Purchase	$2.5625	200
12/30/98	Gift	N/A		5,000
12/30/98	Open-Market Purchase	$2.75	2,500
4/6/99	Open-Market Purchase	$2.82	200
4/7/99	Open-Market Purchase	$2.82	200
4/13/99	Open-Market Purchase	$2.63	200
4/22/99	Open-Market Purchase	$2.63	200
4/29/99	Open-Market Purchase	$2.63	200
5/20/99	Open-Market Purchase	$2.50	200
6/2/99	Open-Market Purchase	$2.63	1,000
6/21/99	Open-Market Purchase	$2.50	1,000
6/21/99	Open-Market Purchase	$2.50	1,000
7/23/99	Open-Market Purchase	$2.32	3,000
7/27/99	Open-Market Purchase	$2.32	500
7/28/99	Open-Market Purchase	$2.32	500
9/28/99	Open-Market Purchase	$2.13	10,000
12/23/99	Open-Market Purchase	$1.50	37,500

     The Reporting Person notes that the open-market purchase effected on December 23, 1999 was only available to the extent that the purchaser acquired a total of 75,000 Shares. Accordingly, in addition to the transactions noted above, the Reporting Person received an additional 37,500 Shares as an accommodation to, and

4.


for the exclusive benefit of, a third party. These Shares were delivered to the third party purchaser immediately after receipt at the same aggregate purchase price as paid by the Reporting Person. Based on these facts, the Reporting person disclaims that he "acquired" or "sold" the 37,500 additional Shares, as such terms are used by the Securities Exchange Act of 1934.

6.     Contracts, Arrangements, or Understandings with Respect to
       ------------------------------------------------------------------------
       Securities of the Issuer.
       ----------------------------

       NOT AMENDED.

7.     Material to be Filed as Exhibits.
       --------------------------------------

        NOT AMENDED.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete and correct.

Date:     January 12, 2000

                                                                                                                /s/ JAMES E. UPFIELD
                                                                                                         James E. Upfield

Attention: Intentional misstatements or
omissions of fact constitute federal
criminal violations (see 18 U.S. C. 1001).

5.